1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 5, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Lauren Hamilton, Division of Investment Management

Re:                             KKR Income Opportunities Fund (the “Fund”)

(File Nos. 811-22543 and 333-219679)

Dear Ms. Hamilton:

Thank you for your telephonic comments on Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017 (the “Registration Statement”).  The comment of the staff of the SEC (the “Staff”), along with the Fund’s response, is set forth below.

Comment 1.                            Please explain the difference between the Fund’s Total Annual Expenses in the fee table of 2.63% as compared to the ratio of average net assets to expenses shown in the financial highlights for the semi-annual period of 2.73%.

Response 1.                               The Fund appreciates the Staff’s comment and notes that there is a difference between the 2.63% reflected in the fee table and the 2.73% reflected in the financial highlights because the financial highlights show an annualized ratio based on the ratio of average net assets as of the end of the semi-annual period.  In contrast, the amount in the fee table reflects more recent information and has been calculated based on the Fund’s current net assets and expenses as of a more recent date.  The Fund notes that, in connection with any offering from the Registration Statement, the Fund will provide an updated fee table in the prospectus supplement that will reflect estimated fees and expenses after giving effect to such offering.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld